Exhibit 99.1

TeliaSonera: Invitation to TeliaSonera's Press and Analyst Conference
for the Interim Report April-June 2006, on July 28 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--July 21, 2006--Invitation

Date: Friday, July 28, 2006
Time: 10.00 hours (CET time)
Place: TeliaSonera's Head Office, Sturegatan 1, Stockholm

Anders Igel, President and Chief Executive Officer of TeliaSonera (NASDAQ:TLSN) (STO:TLSN) (HEX:TLS1V) and Kim Ignatius, Executive Vice President and Chief Financial Officer of TeliaSonera will present the interim report April-June 2006.

The press conference will be held in English and will be broadcasted live over the Internet at www.teliasonera.com/ir.

Press identification card or similar is required.

See also the separate invitation to the Analyst conference call at 14.00 hours (CET time) the same day.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: TeliaSonera
Press Office, (0)8-713 58 30
or
Investor Relations, (0)8-504 550 00